Wilson Sonsini Goodrich & Rosati Professional Corporation

650 Page Mill Road Palo Alto, California 94304-1050

o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED
BY KINNATE BIOPHARMA INC.: KIN-002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Kinnate Biopharma Inc.
11875 El Camino Real, Suite 101
San Diego, California 92130
Attention:  Nima M. Farzan, President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

November 16, 2020

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Abby Adams Celeste Murphy
Julie Sherman
Angela Connell

RE:	Kinnate Biopharma Inc. Registration Statement on Form S-1 CIK No. 0001797768

Ladies and Gentlemen:

On behalf of our client, Kinnate Biopharma Inc. (the “Company” or “Kinnate”), we submit this letter in response to Comment 7 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on September 4, 2020, subsequently confidentially submitted in draft form to the Commission on October 16, 2020 and November 3, 2020, and filed via EDGAR on November 13, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.

AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in bold italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Determination of the Fair Value of Common Stock, page 101

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”).  The Price Range has been estimated based on a number of factors, including the progress of the Company’s preclinical studies and research programs, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Goldman Sachs & Co. LLC, SVB Leerink LLC and Piper Sandler & Co. (the “Lead Underwriters”), including discussions that took place between November 5 and November 13, 2020 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.  As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriters.  During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions.  Prior to November 5, 2020, the Lead Underwriters had not provided the Company with any specific estimated price range.  The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

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The following table sets forth the valuation reports prepared for the Company by independent third-party valuation specialists since May 30, 2019:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
May 30, 2019	$0.27	Hybrid Return Method
December 12, 2019	$2.08	Hybrid Return Method
July 20, 2020	$4.56	OPM
September 4, 2020	$6.79	PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the lack of an active market for the Company’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and equity grant since May 30, 2019, along with a comparison of the estimated fair value per share of the Company’s common stock to the Midpoint Price.

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The following table sets forth all equity awards made by the Company since May 30, 2019:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
September 18, 2019	Options	165,000	$0.27	$0.27
February 5, 2020	Options	810,979	$2.08	$2.08
March 23, 2020	Options	2,218,671	$2.08	$2.08
April 2, 2020	Options	474,687	$2.08	$2.08
May 27, 2020	Options	240,000	$2.08	$2.08
June 1, 2020	Options	182,000	$2.08	$2.08
June 22, 2020	Options	665,000	$2.08	$2.08
August 18, 2020	Options	1,655,500	$4.56	$4.56
August 22, 2020	Options	75,000	$4.56	$4.56
October 9, 2020	Options	440,000	$6.79	$6.79
October 14, 2020	Options	120,000	$6.79	$6.79
October 23, 2020	Options	75,000	$6.79	$6.79
October 26, 2020	Options	40,000	$6.79	$6.79

In addition to the equity awards identified above, the Board has approved the grant of an aggregate of 150,000 stock options with an exercise price equal to the IPO price, which grants will be effective as of the effective date of the Registration Statement.

May 30, 2019 Valuation

In preparing the May 30, 2019 valuation, the Company used a hybrid method, which is a combination of the option pricing model (“OPM”) and the probability-weighted expected return method (“PWERM”).  The hybrid method combines the probability of a liquidation scenario and the probability of a stay private / going concern scenario.   The resulting estimated fair value of the Company’s common stock was $0.27 per share on a non-marketable basis.

The hybrid method was used to address two probability-weighted scenarios projected for the Company: (i) a liquidation or downside scenario and (ii) a stay private / going concern scenario implemented through the OPM.  The liquidation scenario was weighted 70% and the stay private / going concern scenario was weighted 30%.  The relative probability of each projected scenario was determined based on the fact that the Company was an early-stage company with significant regulatory and product adoption risks.

Under the liquidation scenario, the Company valued its shares of common stock based upon the expected future investment return under an adverse event in which the Company has limited value or shuts down and liquidates.  As of May 30, 2019, given the Company’s early stage of development, this scenario would result in a liquidation (failure) or downside liquidity event in which the Company’s convertible preferred stock would receive all of its liquidation preference with the Company’s common stock receiving no return.

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The stay private / going concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on the price of the Series A convertible preferred stock tied to its issuance price in April 2019.  After the equity value of the Company was determined, it was allocated among the various stock classes.  Under the OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints.  For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity.  To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and illiquidity discount.  For the May 30, 2019 stay private / going concern scenario, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 2.33-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 1.93% based on the yields of 2- and 3-year U.S. Treasury notes as of May 30, 2019;

•	an annual standard deviation of return (usually referred to as volatility) of 0.75 based on an analysis of the historical volatility of guideline companies over a period of up to 2.33 years; and

•	a discount for lack of marketability (“DLOM”) of 31.0% on account of the lack of an active trading market in the Company’s securities.

September 18, 2019 grants

At September 18, 2019, the Board determined that the estimated fair value of the Company’s common stock was $0.27 per share in consideration of the valuation analysis as of May 30, 2019, and other objective and subjective factors as appropriate, including, without limitation: the Company’s very limited operating history, having commenced operations in January 2018; uncertainty as to the progress, if any, of the Company’s programs due to the very early stage of development of the Company and the fact that the Company’s programs were in early preclinical development, in light of which, in April 2019, the Company and its investors re-examined the appropriate value of the Company and, as a result, the Company and its investors amended and reduced the original Series A convertible preferred stock purchase price from $3.3429 per share to $2.00 per share for all shares of its Series A convertible preferred stock; uncertainty as to when the Company would submit an investigational new drug application (“IND”) with the U.S. Federal Drug Administration (“FDA”) to seek approval to commence Phase 1 clinical trials for any program, if at all; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and volatility in the stock markets, and in the biotechnology and healthcare sectors in particular due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during early 2019 and the impact of such shutdown, and prospect of a future shutdown given the U.S. political environment.  As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the May 30, 2019 valuation date and September 18, 2019 grant date that was not already reflected in the May 30, 2019 valuation.

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December 12, 2019 Valuation

In preparing the December 12, 2019 valuation, the Company again determined its enterprise value using a hybrid method which is a combination of the OPM and PWERM.  The hybrid method applied the probability of a liquidation scenario and the probability of a stay private / going concern scenario.  The resulting estimated fair value of the Company’s common stock was $2.08 per share on a non-marketable basis.  The key drivers in the increased price compared to the May 30, 2019 valuation included the following:

•
The closing of the Company’s Series B convertible preferred stock financing in December 2019 at a price per share of $6.218 for aggregate gross proceeds of $74.5 million, which price per share represented a greater than 3x step-up from the amended valuation of the Company at the Series A convertible preferred stock financing in April 2019.  The Series B convertible preferred stock financing was led by a new investor, with the Company’s primary existing investors and other new investors also participating in the financing.

•	Progress of the Company’s research and development programs.

The hybrid method was used to address two probability-weighted scenarios projected for the Company: (i) a liquidation or downside scenario and (ii) a stay private / going concern scenario implemented through the OPM.  The liquidation scenario was weighted 50% and the stay private / going concern scenario was weighted 50%.  The relative probability of each projected scenario was determined based on the fact that the Company was an early-stage company with significant regulatory and product adoption risks.

Under the liquidation scenario, the Company valued its shares of common stock based upon the expected future investment return under an adverse event in which the Company has limited value or shuts down and liquidates.  As of December 12, 2019, given the Company’s early stage of development, this scenario would result in a liquidation (failure) or downside liquidity event in which the Company’s convertible preferred stock would receive all of its liquidation preference with the Company’s common stock receiving no return.

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The stay private / going concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on the price of the Series B convertible preferred stock tied to its initial issuance price in December 2019.  After the equity value of the Company was determined, it was allocated among the various stock classes.  Under the OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints.  For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity.  To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and illiquidity discount.  For the December 12, 2019 stay private / going concern scenario, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 2.0-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 1.66% based on the yields of 2-year U.S. Treasury notes as of December 12, 2019;

•	an annual standard deviation of return (usually referred to as volatility) of 0.80 based on an analysis of the historical volatility of guideline companies over a period of up to 2.0 years; and

•	a DLOM of 40.0% on account of the lack of an active trading market in the Company’s securities.

The DLOM used reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.
February 5, 2020, March 23, 2020, April 2, 2020, May 27, 2020, June 1, 2020, and June 22, 2020 grants

At February 5, 2020, March 23, 2020, April 2, 2020, May 27, 2020, June 1, 2020, and June 22, 2020, the Board determined that the estimated fair value of the Company’s common stock was $2.08 per share in consideration of the valuation analysis as of December 12, 2019 and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company and the fact that the Company had not selected a product candidate in any of its programs or initiated any clinical trials; uncertainty relating to the results of the ongoing toxicology studies being conducted in the Company’s most advanced program (RAF); uncertainty as to the progress, if any, of the Company’s other programs, none of which had reached the IND-enabling preclinical stage; uncertainty as to when the Company would submit an IND with the FDA to seek approval to commence a Phase 1 clinical trial for any of its programs, including its most advanced program, if at all; the transition of the Company’s management team with the hiring of Nima Farzan as the Company’s new President and Chief Executive Officer in March 2020, Mark Meltz as the Company’s new Chief Operating Officer and General Counsel in April 2020, and Dr. Richard Williams as the Company’s new Chief Medical Officer in June 2020; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and the current state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the COVID-19 pandemic on the economy and U.S. capital markets, including increased economic uncertainty and market volatility.  As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the December 12, 2019 valuation date and February 5, 2020, March 23, 2020, April 2, 2020, May 27, 2020, June 1, 2020, and June 22, 2020 grant dates that were not already reflected in the December 12, 2019 valuation.

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July 20, 2020 Valuation

In preparing the July 20, 2020 valuation, the Company determined its enterprise value using the OPM as described in the Registration Statement.  Because of the Company’s stage of development, a concurrent arm’s length negotiated closing of a Series C convertible preferred stock financing and other relevant factors, the Company believed that OPM was the appropriate method for valuing the Company’s common stock.  The resulting estimated fair value of the Company’s common stock was $4.56 per share on a non-marketable basis.  The key drivers in the increased price included the following:

•
The initial closing of the Company’s Series C convertible preferred stock financing in July 2020 at a price per share of $9.584 for aggregate gross proceeds of $88.0 million, which price per share represented a greater than 1.5x step-up from the valuation of the Company at the Series B convertible preferred stock financing in December 2019.  The Series C convertible preferred stock financing was led by new investors, with the Company’s primary existing investors also participating in the financing.

•
The Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters on July 16, 2020, and the planned submission of a confidential draft registration statement on Form S-1 to the Commission in September 2020.

•	The then-current trends in the biotech IPO market.

The OPM allocates a company’s equity value among the various capital classes.  In determining its equity value, the Company used a back-solve method based on the price of the Series C convertible preferred stock tied to its issuance price.  Under OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints.  For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity.  To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and illiquidity discount.  For the July 20, 2020 valuation, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 1.0-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 0.14% based on the yields of 1-year U.S. Treasury notes as of July 20, 2020;

•	an annual standard deviation of return (usually referred to as volatility) of 1.00 based on an analysis of the historical volatility of guideline companies over a period of up to 1.0 year; and

•	a DLOM of 23.0% was applied on account of the lack of an active trading market in the Company’s securities.

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August 18, 2020 and August 22, 2020 grants

At August 18, 2020 and August 22, 2020, the Board determined that the estimated fair value of the Company’s common stock was $4.56 per share in consideration of the valuation analysis as of July 20, 2020 and other objective and subjective factors as appropriate, including, without limitation: the Company’s limited operating history; the very early stage of development of the Company and the fact that the Company had not selected a lead product candidate in any of its programs or initiated any clinical trials; uncertainty relating to the development of the Company’s then-lead compound in its most advanced program (RAF), especially in light of the fact that during toxicology studies in cynomolgus monkeys, moribund terminations of two monkeys in the high dose cohorts occurred, following which the Company decided to focus its development efforts on a next generation compound; uncertainty as to the progress, if any, of the Company’s other programs, none of which had reached the IND-enabling preclinical stage; uncertainty as to when the Company would submit an IND with the FDA to seek approval to commence a Phase 1 clinical trial for any of its programs, including its most advanced programs, if at all; uncertainty relating to the results of the Company’s planned future clinical trials; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and the current state of the economy and U.S. capital markets, and in the biotechnology and healthcare sectors in particular, as a result of, among other things, the impact of the continuing COVID-19 pandemic and the upcoming U.S. presidential election on the economy and U.S. capital markets, including continued economic uncertainty and market volatility. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the July 20, 2020 valuation date and August 18, 2020 and August 22, 2020 grant dates that were not already reflected in the July 20, 2020 valuation.

September 4, 2020 Valuation

In preparing the September 4, 2020 valuation, the Company determined its enterprise value using PWERM given the characteristics of the Company and its progress toward achieving an IPO in the near future.  PWERM was utilized to value the various equity classes of the Company based on the weighted likelihood of four discrete scenarios: staying private, a sale of the Company, IPO and shutdown.  The resulting estimated equity value of the Company’s common stock was $6.79 per share on a non-marketable basis.  The key drivers in the price increase included the following:

•
The final closing of the Company’s Series C convertible preferred stock financing in late August 2020 at a price per share of $9.584 for additional gross proceeds of $10.0 million, bringing the total gross proceeds from the Series C convertible preferred stock financing to a new total of $98.0 million.

•	The Company’s progression in the confidential process for an IPO, including the submission of a confidential draft registration statement on Form S-1 to the Commission on September 4, 2020.

•	Selection of KIN002787 as the product candidate in the Company’s RAF program.

•	Progress made in the Company’s other research and development programs.

•	The then-current trends in the biotech IPO market.

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For the stay private scenario, in the absence of the Company’s ability to provide a long-term forecast extending to profitability, the Company’s previously determined fair value of equity as of July 20, 2020 was adjusted by applying a growth factor based on the change in a market index and guideline company market capitalizations between July and September 2020, plus the additional Series C convertible preferred stock closing in late August 2020.  The estimated equity value of the Company was then allocated to the various classes using the OPM.  For the September 4, 2020 stay private scenario, the Company used:

•	an estimated equity value of approximately $[*] on a marketable, control basis;

•	an estimated 3.57-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 0.18% based on the yields of 3-year U.S. Treasury notes as of September 4, 2020; and

•	an annual standard deviation of return (usually referred to as volatility) of 0.8 based on an analysis of the historical volatility of guideline companies over a period of up to 3.57 years.

•	a DLOM of 32.0% was applied on account of the lack of an active trading market in the Company’s securities.

For the IPO scenario, the Company’s valuation was determined utilizing a guideline public company method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus.  Under this method, a valuation as of the date of a prospective IPO was determined based on the first quartile cash-free invested capital from observed public company comparables as of September 4, 2020.  Upon a determination of the estimated fair value of the equity of the Company, the portion of equity attributable to the various classes was allocated.  This value indication represented the value per share at the expected future date of an IPO, which was then discounted to present value based on estimated time to IPO and the appropriate discount rate.  The key assumptions used in this methodology included the following:

•	an estimated equity value of approximately $[*] on a marketable, minority basis;

•	an estimated IPO date of May 1, 2021;

•	a discount rate of 30.0%; and

•	a DLOM of 18.0% was applied on account of the lack of an active trading market in the Company’s securities.

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For the sale scenario, the Company’s valuation was determined utilizing a guideline transaction method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus.  Under this method, a valuation as of the date of a prospective sale was determined based on the third quartile cash-free invested capital in the guideline transactions.  After the equity value of the Company was determined, it was allocated among the various share classes.  The portion of equity attributable to the various classes was allocated based on the occurrence of a liquidation associated with a sale.  This value indication represented the value per share at the expected future date of a sale which was then discounted to present value based on estimated time to a sale and the appropriate discount rate.  The key assumptions used in this methodology included the following:

•	an estimated equity value of approximately $[*] on a marketable, minority basis;

•	an estimated sale date of March 31, 2024;

•	a discount rate of 30.0%; and

•	a DLOM of 32.0% was applied on account of the lack of an active trading market in the Company’s securities.

For the shutdown scenario, the Company valued its shares of common stock based upon the expected remaining cash net of outstanding liabilities at the time of a shutdown.  The remaining net cash at shutdown was allocated to the various equity classes based on the occurrence of a liquidation.  This value indication represented the value per share at the expected future date of a shutdown which was then discounted to present value based on estimated time to a shutdown and the appropriate discount rate.

For the September 4, 2020 valuation, the stay private scenario was assigned a weight of 30.0%, the IPO scenario was assigned a weight of 60.0%, the sale scenario was assigned a weight of 5.0% and a shutdown scenario was assigned a weight of 5.0%.  The DLOMs used for the stay private, IPO and sale scenarios reflected the Company’s then current estimates of the time to a liquidity event, among other relevant factors at the time.

October 9, 2020, October 14, 2020, October 23, 2020 and October 26, 2020 grants

At October 9, 2020, October 14, 2020, October 23, 2020 and October 26, 2020, the Board determined that the estimated fair value of the Company’s common stock was $6.79 per share in consideration of the valuation analysis as of September 4, 2020, and other objective and subjective factors as appropriate, including extreme volatility in the stock markets, and in the biotechnology and healthcare sectors in particular, due to the continued impact of the COVID-19 pandemic generally and uncertainty in connection with the impending U.S. presidential election.  As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the September 4, 2020 valuation date and October 9, 2020, October 14, 2020, October 23, 2020 and October 26, 2020 grant dates that were not already reflected in the September 4, 2020 valuation.

The Company has not granted any other equity awards since October 26, 2020 and does not expect to make any additional grants other than the aforementioned 150,000 stock options and the potential grant of 80,000 stock options that may be granted in connection with intended hires, in each case, with an exercise price that will be equal to the IPO price, which options will be effective as of the effective date of the Registration Statement.

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Comparison of the October 2020 Grant Price and the Midpoint Price

As is typical in an IPO, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Lead Underwriters.  Among the factors that were considered in setting the Price Range, including the Midpoint Price, were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for preclinical-stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the October 2020 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:
Company-Specific Factors

•
Favorable feedback from potential investors following the “testing the waters” meetings that occurred in late October and early November 2020, which suggested that there was investor interest in the Company at a step-up in valuation.  This feedback gave the Company confidence that the market would be receptive to the IPO, despite the Company’s early stage status, not having conducted any clinical trials to date, and current status of the Company’s product candidates and programs.

•	Progress of the Company’s research and development programs.

•	Optimism in the capital markets related to the announcements of potential vaccine and vaccine antibody approvals for COVID-19.

•	Less political uncertainty following the results of the U.S. presidential election.

•
The Board approving on November 5, 2020 the public filing of the Registration Statement, the advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on November 13, 2020.

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Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

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The valuations of comparable companies that completed or launched initial public offerings in 2020 as well as such companies’ performance following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

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The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

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The methodology for determining the September 4, 2020 valuation price that supported the October 2020 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock.  This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock.  The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

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The valuation report prepared by the Company’s third-party valuation specialist in determining the September 4, 2020 valuation price that supported the October 2020 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO.  The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.

Securities and Exchange Commission November 16, 2020 Page 14	CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.: KIN-002
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The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

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The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the October 2020 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the Midpoint Price and the exercise price at which it most recently granted stock options (i.e., the October 2020 grant price), the latest valuation (i.e., the September 4, 2020 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above.  In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.  Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.

Securities and Exchange Commission November 16, 2020 Page 15	CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.: KIN-002
If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience.  You may reach me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:          Nima Farzan, Kinnate Biopharma Inc.
Mark Meltz, Kinnate Biopharma Inc.
Emad Fareed, KPMG LLP
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY KINNATE BIOPHARMA INC.